Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

			Year ended December 31,
(in thousands)	2017	2016	2015	2014	2013
Excluding interest on deposits (1)
Income before income taxes	1,218,667	783,815	645,978	637,964	257,430
Fixed charges, excluding preferred dividends and capitalized interest	5,050	2,734	1,231	1,397	1,210
Earnings	1,223,717	786,549	647,209	639,361	258,640
Interest expense	5,050	2,734	1,231	1,397	1,210
Estimated interest component of net rental expense	—	—	—	—	—
Preferred dividends	17,588	17,588	17,588	1,079	57
Capitalized interest	—	—	—	—	—
Fixed charges and preferred dividends	22,638	20,322	18,819	2,476	1,267
Ratio of earnings to fixed charges and preferred dividends (2)	54.06	38.70	34.39	258.22	204.14

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.